Seth K. Weiner
404-504-7664
skw@mmmlaw.com
www.mmmlaw.com
August 5, 2020

VIA EDGAR

Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re:	CIM Income NAV, Inc.
Request for Acceleration
File No. 333-236339

Ladies and Gentlemen:
On behalf of CIM Income NAV, Inc. (the “Company”), enclosed for filing is the Company’s request pursuant to Rule 461 promulgated by the Commission under the Securities Act of 1933, as amended (the “Act”), for the acceleration of the effectiveness of its Registration Statement on Form S-11 (File No. 333-236339) under the Act to immediate effectiveness on August 7, 2020 at 3:00 p.m. Eastern Daylight Time or as soon thereafter as is practicable.
If you have any questions, please do not hesitate to contact the undersigned at (404) 504-7664.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner
Seth K. Weiner, Esq.

cc:	Nathan D. DeBacker
Laura Eichelsderfer
Lauren B. Prevost, Esq.

Enclosure

CIM Income NAV, Inc.
2398 East Camelback Road, 4th Floor
Phoenix, Arizona 85016

August 5, 2020

VIA EDGAR

Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re:	CIM Income NAV, Inc.
Request for Acceleration
File No. 333-236339

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), CIM Income NAV, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-11 (File No. 333-236339) under the Act to immediate effectiveness on August 7, 2020 at 3:00 p.m. Eastern Daylight Time or as soon thereafter as is practicable.
If you have any questions, please call me at (602) 778-8700.

Sincerely,

CIM Income NAV, Inc.

/s/ Nathan D. DeBacker
Name: Nathan D. DeBacker
Title: Chief Financial Officer and Treasurer

cc:	Laura Eichelsderfer
Lauren B. Prevost, Esq.
Seth K. Weiner, Esq.